UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BOISE INC.

(Name of Subject Company)

BOISE INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09746Y105

(CUSIP Number of Class of Securities)

Karen E. Gowland

Senior Vice President, General Counsel and Secretary

Boise Inc.

1111 West Jefferson Street, Suite 200

Boise, Idaho 83702-5388

(208) 384-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

(617) 573-4800

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Boise Inc. (the “Company” or “Boise”) by Packaging Corporation of America (“Parent”) and Bee Acquisition Corp., a wholly-owned subsidiary of Parent (“Purchaser”), pursuant to the terms of an Agreement and Plan of Merger, dated as of September 16, 2013, by and among the Parent, Purchaser and the Company:

(i) Joint press release of the Company and Parent, dated September 16, 2013;

(ii) Email to Boise employees from Alexander Toeldte, Boise Chief Executive Officer, on September 16, 2013;

(iii) Questions & Answers for Employees, dated September 16, 2013; and

(iv) Questions & Answers for Customers, dated September 16, 2013.

Important Information for Investors and Security Holders

The tender offer for the outstanding common stock of Boise Inc. has not yet commenced. This document is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Boise Inc. common stock will be made only pursuant to an offer to purchase and related materials that Parent and Purchaser intend to file with the Securities and Exchange Commission (the “SEC’). At the time the tender offer is commenced, Parent and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to Boise Inc. stockholders when available and may also be obtained by contacting Boise’s Investor Relations Department at 1111 West Jefferson Street, Suite 200, Boise, ID 83702, telephone number (208) 384-7141 or gregjones@boiseinc.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Risk factors that could cause actual results of the tender offer to differ materially include the following: failure to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.

PACKAGING CORPORATION OF AMERICA ANNOUNCES AGREEMENT TO ACQUIRE BOISE

Lake Forest, IL, and Boise, ID, September 16, 2013 – Packaging Corporation of America (NYSE: PKG) and Boise (NYSE: BZ) today announced that they have entered into a definitive agreement under which PCA will acquire all of the outstanding common shares of Boise for $12.55 per share in cash, for an aggregate transaction value of $1.995 billion, inclusive of $714 million of outstanding indebtedness of Boise. The transaction is expected to close in the fourth quarter of 2013 with committed debt financing, but is subject to certain customary conditions and regulatory approvals.

The combined companies generated $5.5 billion in sales and $879 million in EBITDA (excluding special items) in the last twelve months ended June 30, 2013 (LTM). The combined packaging business generated 75% of sales and 83% of EBITDA over the period, with the remainder generated by Boise’s paper business.

PCA’s containerboard capacity will increase to 3.7 million tons from its current level of 2.6 million tons (a 42% increase) including the announced expansion of paper machine number 2 (D2) at Boise’s DeRidder mill. PCA’s corrugated products volume will increase by about 30% as a result of the acquisition, and PCA’s market presence will expand into the Pacific Northwest.

Synergies are estimated to generate pre-tax benefits of approximately $105 million and are expected to be fully realized within three years of closing. The synergies are projected to come from mill grade optimization, sales mix and cost reductions, lower transportation costs, corrugated products optimization, and SG&A cost reductions.

The purchase price represents a multiple of 6.7 times adjusted LTM EBITDA of $297 million (excluding special items) and including the $105 million in benefits from synergies, the purchase price represents a multiple of 5.0 times LTM EBITDA. The acquisition is expected to be accretive to earnings immediately.

PCA Executive Chairman Paul Stecko said, “The acquisition is an excellent fit, both geographically and strategically, with unique and substantial synergies. It provides the containerboard that PCA needs to support our strong corrugated products growth. The DeRidder containerboard mill is low cost, located in a very good wood basket and, after the D2 machine conversion, provides almost one million tons of primarily lightweight containerboard. The combined company is expected to generate strong financial results and strong cash flow which will be used to pay down debt as well as to continue to return value to our shareholders.”

PCA Chief Executive Officer Mark Kowlzan added, “This acquisition allows us to apply our operating and sales expertise across a much larger system and provides significant growth potential. We look forward to working with the employees of Boise as we integrate our businesses. I am confident, that together, we will achieve significant operating benefits.”

Boise Board Chair Carl Albert said, “Our Board and management team have thoroughly evaluated a broad range of strategic options for Boise, and we believe this transaction is the best way to maximize value for our shareholders.”

Boise Chief Executive Officer Alexander Toeldte said, “PCA’s desire to acquire Boise is a testament to the performance delivered and dedication shown by our employees in our five years as a public company, and the value we have created in a very challenging economic environment. We have been committed to serving our customers with distinction and this transaction will enhance opportunities for even stronger customer service.”

Under the terms of the definitive agreement, an affiliate of PCA is required to commence a tender offer to acquire all outstanding shares of Boise’s common stock for $12.55 per share in cash. The boards of directors of both Boise and PCA have unanimously approved the agreement. Boise’s board of directors expects to recommend that shareholders tender their shares into the offer once it is launched. The tender offer is required to be commenced within 10 calendar days and to remain open for at least 20 business days after launch. Any shares not tendered in the offer will be acquired in a second step merger at the same cash price as in the tender offer.

BofA Merrill Lynch acted as exclusive financial advisor to PCA and provided committed financing for the transaction. J.P. Morgan Securities LLC acted as exclusive financial advisor to Boise. Mayer Brown LLP acted as legal counsel to PCA, and Skadden, Arps, Slate, Meagher & Flom LLP acted as legal counsel to Boise.

Conference Call to Discuss Transaction

Paul T. Stecko, PCA’s Executive Chairman, Mark Kowlzan, PCA’s Chief Executive Officer, and Rick West, PCA’s Chief Financial Officer, will discuss the transaction during a conference call on September 16, 2013 at 8:30am EDT.

Conference Call Information:

WHAT:	Conference Call: PCA’s Acquisition of Boise

WHEN:	Monday, September 16, 2013
8:30am Eastern Time

NUMBER:	(866) 655-9758 (U.S. and Canada) or (973) 935-8718 (International)
Dial in by 8:15 a.m. Eastern Time
Conference Call Leader: Paul Stecko

PASSCODE:	64775457

WEBCAST:	http://www.packagingcorp.com

Overview of PCA

Headquartered in Lake Forest, IL, PCA (NYSE: PKG) is the fourth largest producer of containerboard and corrugated packaging products in the United States with sales of $2.8 billion in 2012. PCA operates four paper mills and 71 corrugated product plants in 26 states across the country.

Overview of Boise

Headquartered in Boise, Idaho, Boise Inc. (NYSE: BZ) manufactures a wide variety of packaging and paper products. Boise’s range of packaging products includes linerboard and corrugating medium, corrugated containers and sheets, and protective packaging products. Boise’s paper products include imaging papers for the office and home, printing and converting papers, and papers used in packaging, such as label and release papers.

Tender Offer

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Boise’s common stock described in this news release has not commenced. At the time the tender offer is commenced, PCA will file or cause to be filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) and Boise will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Boise’s stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Forward Looking Statements

Some of the statements in this press release are forward-looking statements. Forward-looking statements include statements about our future earnings and financial condition, our industry and our business strategy. Statements that contain words such as “ will”, “should”, “anticipate”, “believe”, “expect”, “intend”, “estimate”, “hope” or similar expressions, are forward-looking statements. These forward-looking statements are based on the current expectations of PCA. Because forward-looking statements involve inherent risks and uncertainties, the plans, actions and actual results of PCA could differ materially. Among the factors that could cause plans, actions and results to differ materially from PCA’s current expectations include the following: the receipt of regulatory approvals for the transaction and the successful fulfillment or waiver of all other closing conditions without unexpected delays or conditions; the failure to realize, or delays in realizing, synergies and cost-savings from the transaction; increases in interest rates; the impact of general economic conditions and condition in the industries in which we operate, including competition, product demand and product pricing, as well as those identified under Item 1A. Risk Factors in PCA’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission and available at the SEC’s website at “www.sec.gov”.

Non-GAAP measures used in this press release are reconciled to the most comparable measure reported in accordance with GAAP in the schedules to this press release.

PCA CONTACT: Barbara Sessions Packaging Corporation of America INVESTOR RELATIONS: (877) 454-2509 PCA’s Website: www.packagingcorp.com	BOISE CONTACT: Greg Jones Boise Inc. INVESTOR RELATIONS: (208) 384-7141 Boise’s Website: www.boiseinc.com

Packaging Corporation of America

Reconciliation of Non-GAAP Financial Measures (1)

Unaudited

		Twelve Months Ended June 30, 2013
	PCA	Boise Corporate
(in millions)		Packaging	Paper	OH / Elims	Total
As reported:
Net sales	$3,015.5	$1,160.6	$1,390.2	$(49.4)	$2,501.4
EBIT	$401.0	$86.5	$30.1	$(31.9)	$84.7
Depreciation, amortization, & depletion	171.9	63.4	97.0	4.4	164.8

EBITDA	$572.9	$149.9	$127.1	$(27.5)	$249.5
Special items:
Plant closure charges (2)	2.0	—	—	—	—
Pension curtailment charge (3)	7.8	—	—	—	—
Restructuring costs (4)	—	1.0	—	—	1.0
St. Helens charges (5)	—	—	31.7	—	31.7
International Falls restructuring charges (6)	—	—	12.3	—	12.3
Transaction-related costs (7)	—	—	—	2.0	2.0

Total special items	9.8	1.0	44.0	2.0	47.0

EBITDA excluding special items	$582.7	$150.9	$171.1	$(25.5)	$296.5

	Combined PCA and Boise			Total
	Packaging	Paper	Corporate OH / Elims
Net Sales	$4,176.1	$1,390.2	$(49.4)	$5,516.9
EBITDA excluding special items	$806.8	$171.1	$(98.7)	$879.2

Notes to Reconciliation of Non-GAAP Financial Measures

(1)	EBITDA and EBITDA excluding special items are non-GAAP financial measures. The effect of special items are excluded as management considers such items to be unusual in nature. Management uses these measures to focus on on-going operations and believes that it is useful to investors because it enables them to perform meaningful comparisons of past and present operating results.
(2)	Represents charges from plant closures.
(3)	Represents a curtailment charge of $7.8 million related to the Company’s hourly defined benefit plan.
(4)	Represents restructuring costs of $1.0 million related to Boise’s announced project to convert a paper machine at the DeRidder, Louisiana paper mill to produce lightweight linerboard and corrugating medium.
(5)	Represents costs of $31.7 million in connection with ceasing paper production at the one remaining paper machine at Boise’s St. Helens, Oregon paper mill which was shut down in December 2012.
(6)	Represents $12.3 million of restructuring costs to shut down two paper machines and an off-machine coater at Boise’s International Falls, Minnesota paper mill, in fourth quarter 2012
(7)	Represents transaction-related costs including expenses associated with transactions, whether consummated or not.

Email to Boise Employees from Alexander Toeldte

To my colleagues:

Today Boise Inc. announced that we have reached an agreement to be acquired by Packaging Corporation of America (PCA), a leading producer of containerboard and corrugated packaging products. (A copy of the press release we just issued is attached.)

I realize that this announcement likely comes as a surprise to you, and I’d like to explain why our Board made this decision and why I believe it will benefit our shareholders, customers, and the majority of our employees.

First, this transaction provides a significant premium to our shareholders. Over the past year, our Board evaluated a number of strategic options for the company and ultimately determined that this transaction is the appropriate means of maximizing value for shareholders.

Second, this transaction creates a larger packaging business with more and larger growth opportunities. Our customers will benefit from the combined organization’s ability to better serve their needs and – while I realize that a transaction like this creates uncertainty in the short term – the majority of employees will benefit from being part of a stronger combined company.

Third, PCA has communicated their intent to operate the paper business as a strategic business unit. With this transaction, PCA will become a packaging and paper company with the kind of portfolio mix that we were targeting for Boise Inc. To run this business successfully, PCA will need the people who are running our paper business.

The fact that PCA made this offer to buy the company is a tribute to your hard work and PCA’s belief in your skills and expertise.

Clearly, there will be overlap in corporate functions, and as a result, there will be some job losses. I want to assure you that we will treat any affected employees with fairness and dignity.

On a personal note, I want you to know that nothing in my career matches the satisfaction and pride that has come from having the chance to lead Boise Inc. over the last five-and-a-half years. We’ve faced significant economic challenges, had difficult decisions to make, and succeeded more than most outsiders expected – and we kept our values in mind every step of the way.

I want to thank you for your creativity, passion, and hard work in making Boise Inc. successful.

The transaction is still subject to regulatory approval and approval by tender by our shareholders, which we expect to occur by year end. Until then, it’s business as usual at Boise Inc. I encourage you to stay focused and drive forward to serve our customers with distinction, compete vigorously for their business—including against PCA who remains a competitor until the transaction closes, and improve our operations every day.

Most importantly, I want to ask that you all keep safety top of mind. Please always remember that your safety, and the safety of your colleagues, takes priority over everything else.

I will be holding a meeting with all HQ employees later today, and I am including a Q&A with this e-mail.

Should you receive questions from our customers, the most important thing we can tell them is that they will continue to receive the same distinctive service they have come to expect from us. If you receive any media or other outside inquiries regarding the transaction, please direct them to the contacts listed on the press release.

In the coming weeks, we will communicate more about the integration process as we move towards closing the transaction.

Finally, let me simply say thank you again and that I’m here if you have any questions, comments, or concerns. As always, you can reach me at AskAlexander@BoiseInc.com.

Alexander

IMPORTANT LEGAL INFORMATION

The tender offer for the outstanding common stock of Boise Inc. has not yet commenced. This communication is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Boise Inc. common stock will be made only pursuant to an offer to purchase and related materials that Packaging Corporation of America (“PCA”) and its wholly-owned subsidiary intend to file with the Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, PCA and its wholly-owned subsidiary will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter Boise Inc. will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to Boise Inc. stockholders when available and may also be obtained by contacting the Boise Inc.’s Investor Relations Department at 1111 West Jefferson Street, Suite 200, Boise, ID 83702, telephone number (208) 384-7141 or gregjones@boiseinc.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Questions & Answers for Employees

About the PCA Transaction

September 16, 2013

Q: Exactly what have Boise and PCA announced today?

Boise and PCA have announced PCA’s agreement to commence a tender offer for Boise’s common stock. If the tender offer is successful, Boise will become part of PCA’s organization through a merger.

Q. How much is PCA paying for Boise? What happens to Boise Inc. stock?

The tender offer is for $12.55 per share. Upon closing, all remaining shares will be cashed out through a second-step merger and Boise Inc. will become a wholly-owned subsidiary of PCA.

Q. What does this transaction mean for Boise employees?

It will be business as usual until the transaction closes. After that, the majority of Boise employees will continue to work as they are currently doing, but they will be part of a stronger combined company that is better able to meet our customers’ needs.

Q: What happens now?

The transaction is still subject to regulatory approval and the approval by tender of our shareholders. We expect the transaction to close before the end of the year, but until then it is business as usual. We have a company to run, while working safely, and customers to serve with distinction.

Over the next few months Boise Inc. and PCA will be filing documents with the Securities and Exchange Commission. There will also be information distributed to shareholders as part of the tender offer. Until the transaction is complete, PCA remains a strong competitor of ours.

Q. Why has Boise agreed to sell the company now?

Our Board carefully evaluated a range of strategic options for the company and determined that a transaction at a substantial premium is the best way to deliver value to shareholders. Also, combining the packaging assets of the two companies will enable us to better serve customers and will provide opportunities for the majority of our employees.

Q: How many jobs will be affected at Boise Inc.?

It is premature to speculate on this. The majority of our people in the business operations will likely see little change. However, there will be some job loss at the corporate level. PCA will not be making any final staffing decisions until after the transaction closes.

Boise Inc.                                                      Q&A for Boise Employees                                                          Page 1 of 4

Q: PCA is a packaging company and not a paper company. What does this mean for Boise’s paper business?

PCA has communicated their intent to operate the paper business as a strategic business unit. With this transaction, PCA will become a packaging and paper company with the kind of portfolio mix that we were targeting for Boise Inc. To run this combined company successfully, PCA will need the people who are running our paper business.

Q: What is the best thing for me to do now?

Keep in mind that for many people, this transaction will not result in a change in their employment situation. The best thing each of us can do right now is to focus on working safely and effectively.

Additionally, the employee assistance program is available to provide you and your family with free, confidential counseling services. For more information: BZNET>Benefits&Pay>Benefits>Health>Employee Assistance Program.

Q. Will the current senior leadership remain in place?

This is PCA’s decision. PCA has its own management team, so it is reasonable to expect changes after the deal closes. Until then, we continue to operate as independent companies that compete vigorously with each other every day.

Q. After the close, will we continue to operate as Boise paper and packaging? What happens to the Boise Inc. name and brand?

Boise Inc.’s assets will be owned by PCA and it will be up to them how they brand the products.

Q: Will any Boise Inc. operations be shut down?

We can’t speculate on this. Those kinds of decisions will be made by PCA after the transaction closes.

Q: What will happen to the HQ? Will it no longer be located in Boise?

The HQ will be where PCA is currently headquartered in Lake Forest, Illinois.

Q: Will Boise Inc. continue as planned with the close of assets in International Falls and the D2 machine conversion in DeRidder?

Yes. Both of these projects are significant and important steps for the mills and the company.

Q. How does this announcement affect our customers?

We are committed to business as usual through closing and to ensuring that we continue to serve our customers with distinction.

Boise Inc.                                                      Q&A for Boise Employees                                                          Page 2 of 4

Q. How does this affect our relationship with OfficeMax?

It is business as usual with OfficeMax and our relationship with OfficeMax remains strong.

Q. What will happen to the services that Boise Inc. provides to Boise Cascade?

PCA is buying the whole of Boise Inc. and the service relationship with Boise Cascade remains in place. In all likelihood, both companies will want to assess how and if to continue the current arrangement.

Q. Will Boise Inc. shareholders be required to approve the sale?

Shareholders indicate approval of the sale by tendering their shares. If a majority of shares are tendered, the second-step merger will be completed.

Q. What happens if the tender offer is not successful?

We are confident that the tender offer will be successful.

Q: What do I say if I am contacted by any external parties regarding this announcement?

Refer ALL media contacts and ALL governmental or regulatory inquiries about the agreement, even from friends, to: Virginia Aulin, Corporate Communications, 208-384-7837.

Refer ALL investor and analyst inquiries, even from friends, to: Greg Jones, Investor Relations, 208-384-7141.

Company Policies, Compensation and Benefits

What happens to my benefits and compensation as a result of this agreement?

Until closing, it is business as usual – policies, benefits, and compensation programs are not affected by the agreement. So you can expect that routine changes we have made in the past will continue until closing.

Under the terms of the agreement, PCA will provide compensation and benefit programs that are substantially comparable in the aggregate to Boise’s current programs to employees who become a part of PCA for at least one year following the closing. In addition, service with Boise Inc. will be taken into account for vesting, paid time off, and severance calculation purposes.

For union employees at operations that are sold, the new company will assume the collective bargaining agreements.

Boise Inc.                                                      Q&A for Boise Employees                                                          Page 3 of 4

What about the pension and savings plans?

After the transaction closes and under the agreement, these plans will continue under PCA. PCA may make changes to the plans going forward, but any vested benefits you have accrued under the plans as of closing will remain.

What about the annual incentive plan?

Until the transaction closes, there is no change. The agreement provides for Boise’s current annual incentive plans to be assumed by PCA at closing and to continue for the remainder of 2013. According to the terms of the plans, PCA will have the discretion to make decisions on final awards for employees.

Will there be any changes to the salaried severance policy?

After closing, PCA will assume responsibility for administering the salaried severance policy. For at least one year after closing, the agreement requires PCA to pay severance to salaried employees terminated without cause according to the Boise severance policy, or according to the PCA severance policy if better.

What happens to my time-off balances if I go to the new company?

You will retain your current time-off balance. Under the agreement, the time-off balances will be transferred to and paid for by PCA after closing.

IMPORTANT LEGAL INFORMATION

The tender offer for the outstanding common stock of Boise Inc. has not yet commenced. This communication is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Boise Inc. common stock will be made only pursuant to an offer to purchase and related materials that Packaging Corporation of America (“PCA”) and its wholly-owned subsidiary intend to file with the Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, PCA and its wholly-owned subsidiary will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter Boise Inc. will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to Boise Inc. stockholders when available and may also be obtained by contacting the Boise Inc.’s Investor Relations Department at 1111 West Jefferson Street, Suite 200, Boise, ID 83702, telephone number (208) 384-7141 or gregjones@boiseinc.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Boise Inc.                                                      Q&A for Boise Employees                                                          Page 4 of 4

Questions & Answers for Customers

Regarding the PCA Transaction

September 16, 2013

Q. What have Boise and PCA announced today?

We announced that our board of directors has agreed to sell the company to PCA, subject to regulatory approval and completion of a tender offer to shareholders.

Q. How does this announcement affect me as a Boise customer?

Serving our customers with distinction remains one of our core values. We’re committed to business as usual through closing and to ensuring that our customers continue to receive the same industry-leading products and high levels of service you have come to expect.

Q: What happens now?

The transaction is still subject to regulatory approval and the approval by tender of our shareholders. We expect the transaction to close by the end of the year. We will keep you updated as we go through the process.

Q. Why has Boise agreed to sell the company now?

Our board carefully evaluated a range of strategic options for the company and determined that a transaction at a substantial premium is the best way to deliver value to shareholders. Also, combining the packaging assets of the two companies will enable us to better serve customers and will provide opportunities for employees.

Q: PCA is a packaging company, what are their plans for the paper business?

PCA has communicated their intent to operate the paper business as a strategic business unit. With this transaction, PCA will become a packaging and paper company with the kind of portfolio mix that we were targeting for Boise Inc.

Q. How does this affect our relationship with OfficeMax?

It is business as usual with OfficeMax and our relationship with OfficeMax remains strong.

Q. After the close, will you continue to operate as Boise paper and packaging? What happens to the Boise Inc. name and brand?

Boise Inc.’s assets will be owned by PCA and it will be up to them how they brand their business units and products.

Q: Will any Boise Inc. operations be shut down?

We can’t speculate on this. Those kinds of decisions will be made by PCA after the transaction closes.

Q: Will Boise Inc. continue as planned with closing assets in International Falls and converting the D2 machine in DeRidder?

Yes. Both of these projects are significant and important steps for the mills and the company.

Q. Who should I contact with questions?

As always, work with your Boise Inc. representative.

Boise Inc.                                                      Q&A for Customers                                                          Page 1 of 2

IMPORTANT LEGAL INFORMATION

The tender offer for the outstanding common stock of Boise Inc. has not yet commenced. This communication is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Boise Inc. common stock will be made only pursuant to an offer to purchase and related materials that Packaging Corporation of America (“PCA”) and its wholly-owned subsidiary intend to file with the Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, PCA and its wholly-owned subsidiary will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter Boise Inc. will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to Boise Inc. stockholders when available and may also be obtained by contacting the Boise Inc.’s Investor Relations Department at 1111 West Jefferson Street, Suite 200, Boise, ID 83702, telephone number (208) 384-7141 or gregjones@boiseinc.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.